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                                  EXHIBIT 4.1

Resolutions adopted by the Board of Directors of the Company on March 28, 2000 establishing the Plan:

          RESOLVED FURTHER, that Advisory Directors shall receive the same cash retainer and meeting attendance fees received by active members of the Board of Directors and shall receive a grant of 500 shares of the common stock of the Company after each annual meeting of the shareholders after which he continues to serve as an Advisory Director (the "2000 Advisory Director Share Ownership Plan"); and

          RESOLVED FURTHER, that 10,000 shares of the Company's $1.00 par value common stock shall be reserved for issuance under the 2000 Advisory Director Share Ownership Plan, registered under the Securities Act of 1933 on Form S-8 and listed on the New York Stock Exchange;